CONFIDENTIAL TREATMENT REQUESTED
BY STATION CASINOS, INC.
PURSUANT TO 17 C.F.R.  §200.83

041211–1

FOIA Confidential Treatment Request

April 12, 2011

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:          Station Casinos, Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
File No. 001-12037

Dear Mr. Shenk:

Station Casinos, Inc. (the “Company,” “Station,” “we,” or “our”) has received and reviewed the comments in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated March 1, 2011.  The purpose of this letter is to provide our responses to those comments.  Because of the proprietary nature of the information contained herein, the Company is requesting confidential treatment of a portion of this letter pursuant to 17 C.F.R. §200.83.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response.

Rule 83 Request for Confidential Treatment

In accordance with Rule 83, the Company hereby requests that the redacted portion of Exhibit I to this letter be afforded confidential treatment under the Freedom of Information Act.  Please promptly notify the undersigned, or the Company’s General Counsel, Richard Haskins, of any request for disclosure of such information contained herein made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Pursuant to Rule 83, a copy of this request is also being delivered to the Office of Freedom of Information and Privacy Act Operations.

Any questions or notifications with respect to this request for confidential treatment should be directed to the undersigned at (702) 495-4210.

Form 10-K: For the Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Native American Development Costs, page 18

1.                                       We note your response to our prior comment four.  We believe that investors should have a complete and balanced understanding of the status of all of your Native American casino development projects including a thorough discussion of all the inherent risks, contingencies, and uncertainties involved and how you considered and evaluated each of these in your recoverability analysis.  As such please revise future filings to disclose the items listed below for each of your Native American casino development projects.  While we acknowledge that some of this information is currently disclosed in your commitments and contingencies footnote, we believe this information should be consolidated into one complete and comprehensive discussion that includes all of the items listed below.  These disclosures should be updated on a quarterly basis and you should explain any changes that occurred during the quarter.  Please provide us with your proposed revised disclosure.

CONFIDENTIAL TREATMENT REQUEST
BY STATION CASINOS, INC.
PURSUANT TO 17 C.F.R.  §200.83

041211–2

•                        The date you entered into the Development and Management Agreement with the Native American tribe;

•                        The significant provisions of the Development and Management Agreement including but not limited to:

o                       Term, including disclosure that states that the term is finite because under the agreement you are to train the tribe to be able to manage the casino upon expiration of the agreement;

o                       Stated interest rate;

o                       The management fee;

o                       Your obligations under the agreement;

o                       Provisions relating to agreement termination; and

o                       Agreement buy-out provisions, if any and at what cost.

•                        The date you first made expenditures towards the casino development project.

•                        Specifications of the land upon which the casinos are to be built including the total acreage and location, acreage that you provided, and acreage that the tribe had (reservation land);

•                        Whether the usable land is accessible, including how;

•                        Current project specifications, including the square footage of casino space and other space, type and number of gaming devices, including but not limited to slot machines and table games, hotels (number of rooms) and restaurants expected to be included in the project;

•                        The type of gaming you are planning to operate (i.e. Class II or Class III);

•                        When you expect to begin construction;

•                        When you expect that the project will be complete and ready to be opened for business;

•                        As of the latest balance sheet date, the total amount expended by you, including the amounts capitalized and expensed;

•                        Your future financing obligations;

•                        Status of obtaining third party financing for the project;

•                        Any revenue sharing arrangements with the state or any other persons;

•                        Status of all outstanding litigation;

•                        Details on any other litigation that has now been resolved favorably or unfavorably; and

•                        Any other significant project milestones or contingencies, the outcome of which could have a material effect on the probability of project completion as planned.

CONFIDENTIAL TREATMENT REQUEST
BY STATION CASINOS, INC.
PURSUANT TO 17 C.F.R.  §200.83

041211–3

RESPONSE

During a discussion held in early March 2011, Aamira Chaudhry of your Staff requested that to the extent practicable we provide the requested expanded disclosures in our Form 10-K for the year ended December 31, 2010.  As a result, in our 2010 Form 10-K, we revised our presentation such that all of our disclosures regarding Native American development projects were included in one financial statement footnote (Note 8), and we expanded our disclosures to address the items listed in this comment.  Our Form 10-K for the year ended December 31, 2010 was filed on March 31, 2011.  We will update these disclosures on a quarterly basis and explain any changes that occurred during the quarter.

2.                                       Please revise your disclosure in future filings to discuss the following items in a tabular format as of the latest balance sheet date.  Your disclosure should state a response to each item as yes, no, or not applicable and any other information requested including any further explanation you feel is needed to provide your readers with a complete understanding of the status:

•                              Whether or not the tribe is federally recognized as a tribe by the US Government’s Bureau of Indian Affairs (BIA) and, if so, the date they were recognized and, if not, the status of their progress towards being federally recognized;

•                              Whether the tribe has possession of or has access to usable land upon which the casinos are to be built;

•                              Status of obtaining all regulatory and governmental approvals, including the date the approval was granted or agreement was entered into, including but not limited to:

o                 Gaming compact with the state;

o                 Approval of the gaming compact with the state by the United States Department of the Interior (DOI);

o                 Approval of the management agreement by the National Indian Gaming Commission (NIGC);

o                 The DOI accepting usable land into trust on behalf of the tribe;

o                 Gaming Licenses, including specifics as to the type and number of gaming devices allowed;

o                 Tribal-State Compact; and

o                 County Agreement.

These disclosures should be updated on a quarterly basis and you should explain any changes that occurred during the quarter.  Please provide us with your proposed revised disclosure.

RESPONSE

As discussed in our response to Comment 1 above, Ms. Chaudhry requested that to the extent practicable we include the requested disclosures in our Form 10-K for the year ended December 31, 2010.  As a result, we included the requested tabular presentation of the above information in the Native American development cost financial statement footnote (Note 8) in our Form 10-K filed on March 31, 2011.  These disclosures will be updated on a quarterly basis and we will explain any changes that occurred during the quarter.

CONFIDENTIAL TREATMENT REQUEST
BY STATION CASINOS, INC.
PURSUANT TO 17 C.F.R.  §200.83

041211–4

3.                                       Please explain to us in further detail how you evaluated each of your projects for impairment.  Please include a detailed discussion of how you considered each of the contingencies and milestones listed above, including all positive and negative evidence you considered in evaluating how each item would be resolved.  Additionally, please address each of the following items:

•                              How you determined that the development process was progressing including a discussion of the achievement of milestones during the planning and development phases;

•                              How you assessed the likelihood that the project will be successfully completed, including a probability in percentage terms of completion;

•                              How you determined that each milestone and contingency would be favorably resolved, including a probability in percentage terms by which you believed it would be resolved favorably;

•                              Given the numerous uncertainties involved, how you determined that repayment of advances was probable at the time of issuance; and

•                              The projected future operating performance of each of the projects including a discussion of the significant assumptions made, how the assumptions were determined, and how you considered this projection in your impairment evaluation.

RESPONSE

As requested by the Commission, we are providing you the requested information.

ASC 360-10 requires that a long-lived asset to be held and used be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.    Because of the various uncertainties associated with Native American development projects, we believe it is appropriate to perform a Step 2 recoverability test for all Native American projects on a quarterly basis.  In accordance with ASC 360, we perform the Step 2 recoverability test for each project by estimating the future undiscounted cash flows expected to be generated from the asset, and comparing such estimated cash flows to the carrying amount, and we recognize an impairment charge if the cash flows are less than the carrying amount.  The recoverability of a project’s cost is dependent upon whether the operation of the project and/or proceeds from third-party financing result in sufficient cash flows available to repay the amounts carried on our balance sheet.

Our quarterly Step 2 recoverability testing includes, among other things, an assessment of the likelihood that (a) the project will be successfully completed, (b) each contingency will be successfully resolved, and (c) each milestone will be achieved, as such assessments provide information about the future cash flows that may be expected from the project.

In performing our assessment of the likelihood of each of the above mentioned events, we believe it is difficult, if not impossible, to ascribe a specific percentage probability to such likelihood.  Therefore while we do realize it is possible that each event might not occur, we do not assign a specific percentage to that probability.  In making our assessments we consider all evidence and available information to determine if there is anything known that would lead us to believe the event will not occur or the project will not be successfully completed.  In certain instances, we can predict a favorable result with a high degree of certainty, while in other instances, our best estimate of the future outcome of a contingency can only be expressed in terms of whether the occurrence of the event is more likely than not.  The existence of any critical contingency or milestone which we believe is probable of not being successfully resolved would generally result in a determination by the Company that the project probably will not be successfully completed.  Since repayment from the tribe is unlikely if a project is not successfully completed, such determination would generally result in estimated future cash flows from the project, if any, that are significantly less than the carrying value, which would result in an impairment charge being measured and recognized.

CONFIDENTIAL TREATMENT REQUEST
BY STATION CASINOS, INC.
PURSUANT TO 17 C.F.R.  §200.83

041211–5

As an example, in December 2009 we determined that it was probable that the Mechoopda (MITCR) project would not be successfully completed, because we determined the project had lost its economic feasibility as a result of market factors and economic conditions, and as a result, the Company intended to cease making investments in the project.  We determined that the expected future cash flows from the project would be limited to any future cash flows from ownership of the land we had purchased for the project (the land had not yet been taken into trust).  Since the expected future cash flows from the land were significantly less than the carrying value of the asset, we wrote down the carrying value of the asset to its estimated fair value.

The accompanying Exhibit I shows the status of the milestones and contingencies related to each project and the Company’s assessment as to whether achievement or favorable resolution is probable, along with five-year operating projections for each project.  The assumptions used in the attached operating projections were determined based on a number of factors and inputs including:

•                  the expected size, scope and cost of the project, which are dependent on a number of factors including the size of the market, competition, and the ability to finance the project;

•                  available information about similar projects operating within the same or similar markets;

•                  our experience in operating various types and sizes of casino properties, including ten large  properties and eight smaller properties in the Las Vegas area, and the Thunder Valley Casino near Sacramento, California;

•                  the third-party financing terms for similar projects, and the expected terms under which third-party financing would be available for the project; and

•                  the expected terms of a Class III gaming compact with the State of California.

Attached is a statement from the Company acknowledging the items requested in your original letter.

If I can be of any assistance to you or should you have any questions, please do not hesitate to contact me at (702) 495-4210.

Sincerely,

/s/ Thomas M. Friel
Thomas M. Friel Executive Vice President, Chief Accounting Officer and Treasurer

Attachment:  Exhibit I

cc:    Thomas Roche, Ernst & Young
Deborah Ruosch, Milbank Tweed Hadley & McCloy

Contact information for person requesting confidential treatment:

Thomas M. Friel

Executive Vice President, Chief Accounting Officer and Treasurer

Station Casinos, Inc.

1505 South Pavilion Center Drive

Las Vegas, NV 89135

Phone (702) 495-4210

CONFIDENTIAL TREATMENT REQUEST
BY STATION CASINOS, INC.
PURSUANT TO 17 C.F.R.  §200.83

041211–6

The undersigned, on behalf of Station Casinos, Inc. (the “Company”), acknowledges:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•                  Comments by the Commission staff (the “Staff”) or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Thomas M. Friel
Thomas M. Friel Executive Vice President, Chief Accounting Officer and Treasurer

Station Casinos, Inc. April 12, 2011 Page 7 of 7	CONFIDENTIAL TREATMENT REQUESTED BY STATION CASINOS, INC. PURSUANT TO 17 C.F.R. §200.83 041211-7

FOIA Confidential Treatment Request

EXHIBIT I

MILESTONE OR CONTINGENCY	STATUS OR ASSESSMENT OF PROBABILITY
	FIGR	Mono	Gun Lake
Milestones:
Federal recognition of tribe	Yes	Yes	Yes
Land owned or acquired for project	Yes	Yes	Yes
Tribal-state compact approved / ratified (Class III)	Probable	Probable	Yes
Approval of gaming compact by DOI and NIGC	Probable	Probable	Yes
Approval of management agreement by NIGC	Yes (Class II)	Probable	Yes
Environmental process complete	Yes	EIS complete, ROD probable	Yes
Acceptance of land into trust by DOI	Yes	Probable	Yes
Arrangement of third party financing	Probable	Probable	Yes
Construction completed and project open	Probable	Probable	Yes
Contingencies:
Favorable resolution of litigation	Probable	N/A	Yes
Conclusion:
Likelihood that project will be successfully completed	Probable	Probable	Yes
Likelihood that advances are recoverable	Probable	Probable	Yes

Definitions:	Probable – more likely than not	EIS – Environmental Impact Statement	ROD – Record of Decision

OPERATING PROJECTIONS ($ millions)

*

*  Confidential material omitted and filed separately with the Commission pursuant to a confidential treatment request under 17 C.F.R §200.83.